Exhibit 99.2
Caledonia Mining Corporation

MANAGEMENT’S RESPONSIBILITY FOR FINANCIAL INFORMATION

To the Shareholders of Caledonia Mining Corporation:

Management has prepared the information and representations in this interim report. The Unaudited Condensed Consolidated Financial Statements of Caledonia Mining Corporation (“Company”) have been prepared in conformity with International Financial Reporting Standards (“IFRS”) and in accordance with International Accounting Standard 34 (“IAS 34”) Interim Financial Reporting, where appropriate, these statements include some amounts that are based on best estimates and judgment. Management have determined such amounts on a reasonable basis in order to ensure that the Unaudited Condensed Consolidated Financial Statements are presented fairly, in all material respects.

Financial information used elsewhere is consistent with that in the Unaudited Condensed Consolidated Financial Statements. The Management Discussions and Analysis (MD&A) also includes information regarding the impact of current transactions and events, sources of liquidity and capital resources, operating trends, risks and uncertainties. Actual results in the future may differ materially from our present assessment of this information because future events and circumstances may not occur as expected.

The Company maintains adequate systems of internal accounting and administrative controls, consistent with reasonable cost. Such systems are designed to provide reasonable assurance that relevant and reliable financial information is produced.

Management have concluded that as a result of the relatively small size of the Company’s head office finance department personnel, the Internal Controls over Financial Reporting (“ICFR”) assessment concluded that there were limited resources to adequately segregate duties and to permit or necessitate the comprehensive documentation of all policies and procedures that form the basis of an effective design of ICFR. Despite the limited resources no material weaknesses in ICFR exist.

In order to mitigate the risk of material misstatement in the Company’s Unaudited Condensed Consolidated Financial Statements, the Company has appointed an assistant to the CFO to assume responsibility for the preparation of the Company’s Consolidated Financial Statements and the CFO will now oversee the reporting process which will enhance the ICFR. As part of their monitoring and oversight role the Audit Committee performs a review and conducts discussions with management. No material exceptions were noted based on the additional procedures and no evidence of fraudulent activity was found.

The Board of Directors, through its Audit Committee, is responsible for ensuring that management fulfils its responsibilities for financial reporting and internal control. The Audit Committee is composed of three independent directors. This Committee meets periodically with management and the external auditor to review accounting, auditing, internal control and financial reporting matters.

These Condensed Consolidated Financial Statements have not been audited by the Company’s auditors.

The Unaudited Condensed Consolidated Financial Statements for the period  ended September 30, 2013 were approved by the Board of Directors and signed on its behalf on November 8,  2013.

S. E. Hayden	S. R. Curtis
President and Chief Executive Officer	Vice-President, Finance and Chief Financial Officer

Caledonia Mining Corporation

Condensed consolidated statements of comprehensive income
(In thousands of Canadian dollars)
		For the 3 months ended 30 September		For the 9 months ended 30 September
	Note	2013	2012	2013	2012
Unaudited
Revenue		16,591	21,494	52,999	57,609
Less: Royalty		1,165	1,504	3,651	4,034
Production costs	6	6,872	6,389	21,493	19,151
Depreciation	8	835	999	2,458	2,759
Gross profit		7,719	12,602	25,397	31,665

Administrative expenses	7	1,153	973	5,853	2,947
Share-based payment expense		-	14,569	-	14,569
Indigenisation expenses	5	-	269	-	1,275
Foreign exchange (gain)/loss		-	934	-	574
Results from operating activities		6,566	(4,143)	19,544	12,300

Finance income		18	-	18	-
Finance cost		(30)	(25)	(80)	(106)
Net finance costs		(12)	(25)	(62)	(106)
(Loss)/profit before income tax		6,554	(4,168)	19,482	12,194
Income tax expense	9	(1,965)	(5,031)	(5,618)	(8,786)
Net profit/(loss) for the period		4,589	(9,199)	13,864	3,408

Other comprehensive income/(loss)
Foreign currency translation differences for foreign operations		(331)	(1,763)	2,216	(1,959)
Other comprehensive income/(loss) for the period, net of income tax		(331)	(1,763)	2,216	(1,959)
Total comprehensive income/(loss) for the period		4,258	(10,962)	16,080	1,449
Profit/(loss) attributable to:
Owners of the Company		3,733	(7,240)	11,381	5,367
Non-controlling interests		856	(1,959)	2,483	(1,959)
Profit/(loss) for the period		4,589	(9,199)	13,864	3,408
Total comprehensive income/(loss) attributable to:
Owners of the Company		3,052	(8,984)	13,619	3,427
Non-controlling interests		1,206	(1,978)	2,461	(1,978)
Total comprehensive income/(loss) for the period		4,258	(10,962)	16,080	1,449
Earnings per share
Basic earnings (loss) per share	14	$0.072	$(0.014)	$0.219	$0.011
Diluted earnings (loss) per share		$0.072	$(0.014)	$0.219	$0.011

Caledonia Mining Corporation

Condensed consolidated statements of financial position
(In thousands of Canadian dollars)
Unaudited		September 30,	December 31,
As at	Note	2013	2012
Assets
Property, plant and equipment	8	43,694	36,471
Deferred tax asset		54	62
Total non-current assets		43,748	36,533

Inventories	10	5,982	5,508
Prepayments		158	126
Trade and other receivables	11	5,074	1,718
Cash and cash equivalents	12	25,099	27,942
Total current assets		36,313	35,294
Total assets		80,061	71,827

Equity and liabilities
Share capital	13	57, 607	197,137
Reserves		155,915	13,677
Accumulated deficit		(147,218)	(153,399)
Equity attributable to shareholders		66,304	57,415
Non- controlling interest		(73)	(1,796)
Total equity		66,231	55,619

Liabilities
Provisions		1,052	1,015
Deferred tax liability		5,851	5,913
Total non-current liabilities		6,903	6,928

Trade and other payables		4,785	5,775
Bank overdraft	12	1,204	-
Zimbabwe advance dividend accrual	5	-	1,987
Income taxes payable		938	1,518
Total current liabilities		6,927	9,280
Total Liabilities		13,830	16,208
Total equity and liabilities		80,061	71,827

The accompanying notes on page 6 to 22 are an integral part of these condensed consolidated interim financial statements.

On behalf of the Board:

“S.E. Hayden”  Director
“J.A. Holtzhausen”  Director

Caledonia Mining Corporation

Condensed consolidated statements of changes in equity
(In thousands of Canadian dollars)

	Note	Share capital	Investment Revaluation Reserve	Translation reserve	Contributed Surplus	Premium on NCI equity transactions	Share based payment reserve	Accumulated deficit	Total	Non- controlling interest (NCI)	Total Equity
Unaudited
Balance at December 31, 2011		196,163	5	(1,139)		-	3,408	(158,422)	40,014	-	$40,014
Transactions with owners of the Company directly in equity
Share based payment on transactions	5						12,274	-	12,274	2,295	14,569
Advance dividend paid to Blanket Shareholders	5									(5,707)	(5,707)
Shares issued for cash for option exercised		514					-		514	-	514
Blanket Zimbabwe indigenisation NCI introduced	5					(3,255)			(3,255)	3,255	-

Comprehensive income for the period				(1,940)				5,367	3,427	(1,978)	1,449

Balance at September 30, 2012		196,677	5	(3,079)		(3,255)	15,682	(153,055)	52,974	(2,135)	50,839
Balance at December 31, 2012		197,137	5	(2,010)		-	15,682	(153,399)	57,415	(1,796)	55,619
Transactions with owners of the Company, recognised directly in equity
Reduction of stated capital		(140,000)			140,000				-	-	-
Shares issued		470							470	-	470
Dividend paid								(5,200)	(5,200)	(738)	(5,938)
Comprehensive income for the period				2,238				11,381	13,619	2,461	16,080
Balance as September 30, 2013		57,607	5	228	140,000	-	15,682	(147,218)	66, 304	(73)	66,231

Caledonia Mining Corporation
Notes to the Condensed Consolidated Financial Statements
For the period ended September 30, 2013 and 2012
(in thousands of Canadian dollars)

Condensed consolidated statements of cash flows (In thousands of Canadian dollars)

		For the 3 months ended 30 September		For the 9 months ended 30 September
	Note	2013	2012	2013	2012

Unaudited

Cash flows from operating activities
Profit/(Loss) for the period		4,589	(9,199)	13,864	3,408

Adjustments for non-cash items	15	3,370	19,570	9,129	25,767

Changes in non-cash working capital	15	(892)	1,993	(4,855)	1,037

Cash flows generated from continuing operations		7,067	12,364	18,138	30,212
Indigenisation expenses	5	-	(269)	-	(1,275)
Advance dividend paid	5	-	(1,894)	(1,987)	(3,739)
Tax paid		(1,785)	(3,402)	(6,198)	(7,124)
Interest received		18	-	18	-
Interest paid		(30)	(25)	(80)	(106)
Net cash from operating activities		5,270	6,774	9,891	17,968
Cash flows from investing activities
Property, plant and equipment additions	8	(3,362)	(2,135)	(8,470)	(4,914)
Net cash used in investing activities		(3,362)	(2,135)	(8,470)	(4,914)

Cash flows from financing activities
Dividend paid		(488)	-	(5,938)	-
Proceeds from shares issued		-	-	470	514
Net cash from/(used in) financing activities		(488)		(5,468)	514
Net increase in cash and cash equivalents		1,420	4,639	(4,047)	13,568
Cash and cash equivalents at beginning of period		22,475	18,185	27,942	9,256
Cash and cash equivalents at the end of the period	12	23,895	22,824	23,895	22,824

Caledonia Mining Corporation
Notes to the Condensed Consolidated Financial Statements
For the period ended September 30, 2013 and 2012
(in thousands of Canadian dollars)

1          Reporting entity

Caledonia Mining Corporation is a company domiciled in Canada. The address of the Company’s registered office is Suite 4009, 1 King Street West, Toronto, Ontario M5H 1A1 Canada. The unaudited condensed consolidated interim financial statements of the Company as at September 30, 2013 comprise the Company and its subsidiaries (together referred to as the “Group” or “Company” and individually as “Group entities”). The Group primarily is involved in the operation of a gold mine and the acquisition, exploration and development of mineral properties for the exploration of base and precious metals.

2          Basis for preparation

(a) Statement of compliance

These unaudited Condensed Consolidated Interim Financial Statements have been prepared in accordance with IAS 34 Interim Financial Reporting and do not include all the information required for full annual financial statements. Accordingly, certain information and disclosures normally included in the annual Financial Statements prepared in accordance with International Financial Reporting Standards (IFRS) as issued by the International Accounting Standards Board (IASB) have been omitted or condensed. Selected explanatory notes are included to explain events and transactions that are significant to an understanding of the changes in the financial position and performance of the Group since the last annual consolidated financial statements as at and for the year ended December 31, 2012.

 (b) Basis of measurement

The condensed consolidated interim financial statements have been prepared on the historical cost basis except for the following items in the statement of financial position:

•	equity-settled share-based payment arrangements are measured at fair value on grant date.

(c) Presentation currency

These condensed consolidated interim financial statements are presented in Canadian dollar, which is the Company’s functional currency. All financial information presented in Canadian dollar has been rounded to the nearest thousand.

3          Use of estimates and judgements

Management makes estimates and assumptions about the future that affect the reported amounts of assets and liabilities. Estimates and judgments are continually evaluated based on historical experience and other factors, including expectations of future events that are believed to be reasonable under the circumstances. In the future, actual experience may differ from these estimates and assumptions.

In preparing these condensed consolidated interim financial statements, the significant judgements made by management in applying the Group’s accounting policies and the key sources of estimation uncertainty were the same as those that applied to the consolidated financial statements as at December 31, 2012.

Caledonia Mining Corporation
Notes to the Condensed Consolidated Financial Statements
For the period ended September 30, 2013 and 2012
(in thousands of Canadian dollars)

4          Significant accounting policies

The accounting policies applied by the Group in these condensed consolidated interim financial statements are the same as those applied by the Group in its consolidated financial statements as at and for the year ended December 31, 2012, except for the change in policy relating to IFRS 10 described below.

Listed below are the new or revised accounting standards and interpretations in issue applicable to the Group that became effective on January 1, 2013. These standards and interpretations and have been adopted by the Group in the period ended September 30, 2013

Standard/Interpretation		Effective date
IFRS 10	Consolidated Financial Statements	January 1, 2013
IFRS 12	Disclosure of Interests in Other Entities	January 1, 2013
IFRS 10, 11 and 12 amendment	Consolidated Financial Statements, Joint Arrangements and Disclosure of Interests in Other Entities: Transition Guidance	January 1, 2013
IFRS 13	Fair Value Measurement	January 1, 2013
IAS 1 amendments	Presentation of Financial Statements	July 1, 2012
IAS 19 amendments	Employee Benefits	January 1, 2013
IFRS 7 amendments	Financial Instruments: Disclosures	January 1, 2013
IFRIC 20	Stripping Cost in the Production Phase of a Surface Mine	January 1, 2013
Annual Improvements 2009-2011 cycle	Various IFRSs	January 1, 2013

Caledonia Mining Corporation
Notes to the Condensed Consolidated Financial Statements
For the period ended September 30, 2013 and 2012
(in thousands of Canadian dollars)

4           Significant accounting policies – (continued)

•	IFRS 10 Consolidated Financial Statements

The Group adopted IFRS 10 from January 1, 2013.

IFRS 10 introduced a single control model to assess whether an investee should be consolidated.

The "Special purpose entities" accounting policy included in the December 31, 2012 consolidated financial statements was removed as a consequence. However, the adoption of IFRS 10 did not result in a change to the "Basis of Consolidation -  Subsidiaries" accounting policy as previously governed by IAS 27: Consolidated Financial Statements.

The adoption of the standard did not change the control conclusions reached in the consolidated financial statements as at December 31, 2012. The application of IFRS 10 to the Blanket Zimbabwe Indigenisation structure has been dealt with in note 5.

•	Consolidated Financial Statements, Joint Arrangements and Disclosure of Interests in Other Entities: Transition Guidance

The amendment was made to IFRS 10 Consolidated Financial Statements, IFRS 11 Joint Arrangements and IFRS 12 Disclosure of Interests in Other Entities to provide additional transition relief by limiting the requirement to provide adjusted comparative information to only the preceding comparative period. Also, amendments to IFRS 11 and IFRS 12 eliminate the requirement to provide comparative information for periods prior to the immediately preceding period.

Similar to IFRS 10, the adoption of the amendment did not result in a change in the consolidated financial statements as at December 31, 2012.

•	IFRS 12 Disclosure of Interests in Other Entities

The Group adopted IFRS 12 from January 1, 2013. The disclosure requirements of IFRS 12 will be applied in the December 31, 2013 consolidated financial statements. Other than additional disclosure requirements in the annual financial statements, there was no impact from the adoption of IFRS 12.

•	IFRS 13 Fair Value Measurement

The Group adopted IFRS 13 from January 1, 2013. The standard was applied prospectively and did not have an impact on the financial position or performance of the Group.

•	Amendments to IAS 1 Presentation of Financial Statements

The Group adopted the amendments to IAS 1 from January 1, 2013.

In line with the amendment, the items of other comprehensive income that may be reclassified to profit or loss in the future are presented separately from those that would never be reclassified to profit or loss.

Caledonia Mining Corporation
Notes to the Condensed Consolidated Financial Statements
For the period ended September 30, 2013 and 2012
(in thousands of Canadian dollars)

4           Significant accounting policies – (continued)

•	Amendments to IAS 19 Employee Benefits

The Group adopted the amendments to IAS 19 from January 1, 2013. The adoption of the standard did not have an impact on the financial position or performance of the Group.

•	Amendments IFRS 7: Financial Instruments: Disclosures

The Group adopted the amendments to IFRS 7 from January 1, 2013. The amended disclosure requirements of IFRS 7 will be applied in the December 31, 2013 consolidated financial statements to the extent relevant. Other than additional disclosure requirements, there was no impact from the adoption of the amended IFRS 7.

•	IFRIC 20 Stripping Cost in the Production Phase of a Surface Mine

The Group adopted IFRIC 20 from January 1, 2013. The standard was applied prospectively and did not have an impact on the financial position or performance of the Group. The Group does not currently have surface mining operations in the production phase falling in the scope of IFRIC 20.

•	Annual Improvements 2009-2011 cycle

The Group adopted certain annual improvements from January 1, 2013. The annual improvements consist of amendments to existing IFRSs to clarify guidance and wording, or to correct for relatively minor unintended consequences, conflicts or oversights. The adoption of the annual improvements did not impact the financial position or performance of the Group.

5           Blanket Zimbabwe Indigenisation Transaction

On February 20, 2012 Caledonia announced it had signed a Memorandum of Understanding (“MoU”) with the Minister of Youth, Development, Indigenisation and Empowerment of the Government of Zimbabwe pursuant to which Caledonia agreed that indigenous Zimbabweans would acquire an effective 51% ownership interest in the Blanket Mine for a paid transactional value of US$30.09 million.

Pursuant to the above, Caledonia entered into agreements with each Indigenisation Shareholder to sell a 51% ownership interest in Blanket as follows:
•	A 16% interest was sold to the National Indigenisation and Economic Empowerment Fund (NIEEF) for US$11.74 million.
•	A 15% interest was sold to Fremiro, which is owned by Indigenous Zimbabweans, for US$11.01 million.
•
A 10% interest was sold to Blanket Employee Trust Services (Private) Limited (BETS) for the benefit of present and future managers and employees for US$7.34 million. The shares in BETS are held by the Blanket Mine Employee Trust (Employee Trust) with Blanket’s employees holding participation units in the Employee Trust.

•	A 10% interest was donated to the Gwanda Community Share Ownership Trust (Community Trust). Blanket undertook and paid a non-refundable donation of US$1 million to the Community Trust.

Caledonia Mining Corporation
Notes to the Condensed Consolidated Financial Statements
For the period ended September 30, 2013 and 2012
(in thousands of Canadian dollars)

5          Blanket Zimbabwe Indigenisation Transaction – (continued)

Caledonia facilitated the vendor funding of these transactions (other than the 10% interest which was donated to the Community Trust) which will be repaid by way of future dividends from Blanket. 80% of dividends declared by Blanket will be used to repay such loans and the remaining 20% will unconditionally accrue to the respective Indigenous Shareholders.

Outstanding balances on the facilitation loans attract interest at a rate of 10% over the 12-month LIBOR. The timing of the repayment of the loans depends on the future financial performance of Blanket and the extent of future dividends declared by Blanket.

In order to ensure the repayment from Blanket to Caledonia of the vendor funding of the proceeds, Reserve Bank of Zimbabwe approval was obtained for the facilitation loans to be declared by Caledonia Holdings Zimbabwe (Blanket’s parent company) to Greenstone Management Services Limited, a UK based wholly-owned subsidiary of Caledonia Mining Corporation, as a dividend in specie on February 14, 2013 and withholding tax amounting to US$1.504 million was paid and expensed on March 5, 2013.

The Government of Zimbabwe has confirmed that the implementation of the terms of the MoU and the underlying subscription agreements constitute full compliance with the requirements of the Indigenisation Act and the Regulations and Blanket has received its certificate of compliance which confirms that Blanket is fully compliant with the requirements of Section 3(1)(a) of the Indigenisation and Economic Empowerment Act (Chapter 14.33).

Completion of the above agreements was subject to specified conditions as contemplated in the MoU, underlying agreements and related transactions to give effect to the Indigenisation Transaction. The final condition precedent was met on September 5, 2012 and on that date, the Indigenisation Shareholders effectively acquired 51% ownership and economic interest in the Blanket Mine.

Accounting treatment

Further to the implementation of the Indigenisation Transaction, a 51% shareholding in Blanket was acquired by the Indigenisation Shareholders. The directors of Caledonia Holdings Zimbabwe (Private) Limited (“CHZ”) a wholly owned subsidiary of the Company, performed an assessment, using the requirements of IFRS 10: Consolidated Financial Statements (IFRS 10), to determine whether Blanket should continue to be consolidated by CHZ. Following the IFRS 10 assessment, it was concluded that CHZ retained control and should continue to consolidate Blanket and accordingly the subscription agreements will be accounted for as a transaction with non-controlling interests and share based payments.

Control as contemplated in IFRS 10 was considered to exist on the basis of exercisable power conferred on Caledonia Holdings Zimbabwe to cast majority votes at board level as contained in the registered founding documents of Blanket as well as consideration of the de facto control aspects of the relative shareholdings in Blanket. The aspect of control under IFRS 10 will be reviewed at each reporting cycle.

Caledonia Mining Corporation
Notes to the Condensed Consolidated Financial Statements
For the period ended September 30, 2013 and 2012
(in thousands of Canadian dollars)

5          Blanket Zimbabwe Indigenisation Transaction – (continued)

Accordingly, on the effective date of the transaction, the subscription agreements were accounted for as follows:

•	Non-controlling interests (NCI) were recognised on the portion of shareholding upon which dividends declared by Blanket will accrue unconditionally to equity holders as follows:
(a)	20% of the 16% shareholding of NIEEF;
(b)	20% of the 15% shareholding of Fremiro;
(c)	100% of the 10% shareholding of the Community Trust.
i.e. a 16.2% NCI of net assets and earnings is recognised at Blanket level.

The remaining 80% of the shareholding of NIEEF and Fremiro is recognised as non-controlling interest to the extent that their attributable share of the net asset value of Blanket exceeds the balance on the facilitation loans including interest. At September 30, 2013, the attributable net asset value did not exceed the balance on the respective loan accounts and thus no additional NCI was recognised.

•	As the facilitation loans are only repayable from dividends declared by Blanket, a loan receivable is not recognised and the arrangement is accounted for within equity.
•
The difference between the fair value of the equity instruments granted and facilitation loans, taking into account all the interest terms and advance dividend rights (see below), was previously recognised as a share based payment expense.

•
The transaction with the BETS is accounted for in accordance with IAS 19 Employee Benefits (profit sharing arrangement) as the ownership of the shares does not ultimately pass to the employees. The employees are entitled to participate in 20% of the dividends accruing to the 10% shareholding in Blanket if they are employed at the date of such distribution. To the extent that 80% of the attributable dividends exceed the balance on the BETS facilitation loan they will accrue to the employees at the date of such declaration.

The Employee Trust and BETS are controlled and consolidated by Blanket in terms of IFRS 10. Accordingly the shares held by BETS are effectively treated as treasury shares and no NCI is recognised.

Caledonia Mining Corporation
Notes to the Condensed Consolidated Financial Statements
For the period ended September 30, 2013 and 2012
(in thousands of Canadian dollars)

5          Blanket Zimbabwe Indigenisation Transaction – (continued)

	Shareholding	Balance of facilitation loan at 31 December 2012 #	Interest accrued	Repayment	Balance of facilitation loan at 30 September 2013 #
	USD ‘000s
NIEEF	16%	11,742	-	-	11,742
Fremiro	15%	11,402	920	(1,272)	11,050
Community Trust	10%	-	-	-	-
BETS	10%	7,602	613	(848)	7,367
	51%	30,746	1,533	(2,120)	30,159

•	# Facilitation loans are accounted for as equity instruments and are accordingly not recognised as loans receivable (see above).

Advance dividends

In anticipation of completion of the underlying subscription agreements, Blanket agreed to an advance dividend arrangement with NIEEF and the Community Trust as follows:

(a)	Advances to the Community Trust against their right to receive dividends declared by Blanket on their shareholding as follows;
•	A US$2 million payment on or before September 30, 2012;
•	A US$1 million payment on or before February 28, 2013; and
•	A US$1 million payment on or before April 30, 2013.

These advance payments have been recorded to a loan account bearing interest at a rate of 10% over the 12-month LIBOR.  The loan is repayable by way of set off of future dividends on the Blanket shares owed by the Community Trust.

(b)
An advance payment of US$1.8 million to NIEEF against their right to receive dividends declared by Blanket on their shareholding.  The advance payment has been debited to an interest-free loan account and is repayable by way of set off of future dividends on the Blanket shares owned by NIEEF. Whilst any amount remains outstanding on the NIEEF dividend loan account, interest on the NIEEF facilitation loan will be suspended.

The advance dividend payments have been recognised as a distribution to shareholders on the effective date of the subscription agreements.  The loans arising are not recognised as loans receivable by Blanket as they are only repayable by set off of future dividend entitlements and are accordingly regarded as equity instruments.

Caledonia Mining Corporation
Notes to the Condensed Consolidated Financial Statements
For the period ended September 30, 2013 and 2012
(in thousands of Canadian dollars)

5          Blanket Zimbabwe Indigenisation Transaction – (continued)

The balance on the advance dividend loans is reconciled as follows:
	NIEEF	Community Trust	Total
	USD ‘000s
Advance dividends paid to December 31, 2012	1,800	2,061	3,861
Advance dividend payment during the period	-	2,000	2,000
Interest accrued	-	251	251
Repayments made	(1,442)	(901)	(2,343)
Balance as at September 30, 2013	358	3,411	3,769

6              Production costs
	9 months ended September 30
	2013	2012

Wages	7,418	6,152
Consumable materials	11,402	10,183
Site restoration	73	32
Exploration	272	554
Safety	340	118
Mine administration	1,988	2,112
	21,493	19,151

7              Administrative expenses
	9 months ended September 30
	2013	2012

Investor relations	504	273
Management contract fee	546	598
Directors fees paid or accrued	252	154
Audit fee	276	244
Legal fee	362	96
Accounting services fee	23	30
Listing fees	35	54
Salaries and wages	1,017	964
Travel	248	357
Donation to scholarship fund	2,030	-
Other	560	177
	5,853	2,947

Caledonia Mining Corporation
Notes to the Condensed Consolidated Financial Statements
For the period ended September 30, 2013 and 2012
(in thousands of Canadian dollars)

8              Property, plant and equipment
	Land and buildings	Mineral properties being depleted	Mineral properties not being depleted	Plant and equipment	Fixtures and fittings	Motor vehicles	Total
Cost
Balance at January 1, 2012	4,200	9,934	7,443	19,998	1,152	1,155	43,882
Additions	472	2,280	3,614	767	74	702	7,909
Disposals	-	(2) (622)	-	-	-	(39)	(661)
Impairment (1)	-	-	(773)	-	-	-	(773)
Foreign exchange movement	(138)	(267)	(219)	(646)	(30)	(36)	(1,336)
Balance at December 31, 2012	4,534	11,325	10,838	19,346	1,196	1,782	49,021

Balance at January 1, 2013	4,534	11,325	10,838	19,346	1,196	1,782	49,021
Additions	1,749	2,299	2,340	1,917	74	91	8,470
Foreign exchange movement	101	425	414	415	(1)	67	1,421
Balance at September 30, 2013	6,384	14,049	13,592	21,678	1,269	1,940	58,912

(1)
The full carrying value of the Rooipoort platinum property in South Africa has been impaired as, despite the timely application for the renewal of the prospecting right, no formal right has yet been granted by the Department of Mineral & Energy. As a consequence of the delay in the receipt of the valid right, no funding was allocated to this project.

(2)	This represents the write down of the rehabilitation asset as a result of the reduced present value of the rehabilitation provision as assessed at year end.

Caledonia Mining Corporation
Notes to the Condensed Consolidated Financial Statements
For the period ended September 30, 2013 and 2012
(in thousands of Canadian dollars)

8           Property, plant and equipment - (continued)

	Land and buildings	Mineral properties being depleted	Mineral properties not being depleted	Plant and equipment	Fixtures and fittings	Motor vehicles	Total
Depreciation and Impairment losses
Balance at January 1, 2012	737	1,528	-	6,178	923	598	9,964
Depreciation for the year	262	543	-	2,279	82	226	3,392
Disposals	-	-	-	-	-	(3)	(3)
Derecognition	-	-	-	(443)	-	-	(443)
Foreign exchange movement	(21)	(43)	-	(255)	(23)	(18)	(360)
Balance at December 31, 2012	978	2,028	-	7,759	982	803	12,550

Balance at January 1, 2013	978	2,028	-	7,759	982	803	12,550
Depreciation for the year	203	6	510	1,486	117	136	2,458
Foreign exchange movement	38	73	3	72	(6)	30	210
Balance at September 30, 2013	1,219	2,107	513	9,317	1,093	969	15,218

Carrying amounts
At December 31, 2012	3,556	9,297	10,838	11,587	214	979	36,471
At September 30, 2013	5,165	11,942	13,079	12,361	176	971	43,694

Caledonia Mining Corporation
Notes to the Condensed Consolidated Financial Statements
For the period ended September 30, 2013 and 2012
(in thousands of Canadian dollars)

8           Property, plant and equipment (continued)

Recoverability

The recoverability of the carrying amount of the South African and Zambian mineral properties (if not impaired) is dependent upon the availability of sufficient funding to bring the properties into commercial production, the price of the products to be recovered, the exchange rate of the local currency relative to the US dollar and the undertaking of profitable mining operations. As a result of these uncertainties, the actual amount recovered may vary significantly from the carrying amount.

9              Income Tax

	September 30, 2013	September 30, 2012

Income Tax	3,744	4,878
Withholding tax	1,820	2,246
Dispute accrual	-	1,070
Deferred tax	54	592
	5,618	8,786

10    Inventories

	September 30, 2013	December 31, 2012

Consumable stores	5,982	4,720
Gold in progress	-	788
	5,982	5,508

Inventory is comprised of gold in circuit at Blanket and consumable stores utilised by Blanket Mine. Consumables stores are disclosed net of any write downs or provisions of obsolete items.

11              Trade and other receivables

	September 30, 2013	December 31, 2012

Bullion sales receivable	3,049	-
VAT receivable	1,453	1,103
Deposits for stores and equipment	572	615
Current portion	5,074	1,718

Caledonia Mining Corporation
Notes to the Condensed Consolidated Financial Statements
For the period ended September 30, 2013 and 2012
(in thousands of Canadian dollars)

The bullion receivable is received shortly after the delivery of the gold and no provision for non-recovery is required.

12              Cash and cash equivalents

	September 30, 2013	December 31, 2012

Current account	25,099	27,942
Bank overdraft	(1,204)	-
Net cash	23,895	27,942

13              Equity

Share capital

Authorised
Unlimited number of common shares of no par value
Unlimited number of preference shares of no par value.

Issued	Number of unconsolidated common shares	Amount
December 31, 2011	50,054,928	196,163
Issued on exercise of share options during the year	1,391,250	974
December 31, 2012	51,446,178	197,137
Reduction in stated capital	-	(140,000)
Issued on exercise of share options during the period	671,730	470
September 30, 2013	52,117,908	$57,607

14              Earnings per share

Basic earnings per share

The calculation of basic earnings per share at September 30, 2013 was based on the profit attributable to common shareholders of $11,381 (2012: $5,367), and a weighted average number of common shares outstanding of 51,943,994 (2012: 50,474,873), calculated as follows:

Weighted average number of common shares
(In number of shares)	2013	2012

Issued common shares at January 1	51,446,178	50,054,928
Weighted average of shares issued	497,816	419,945
Weighted average number of common shares at September 30	51,943,994	50,474,873

Caledonia Mining Corporation
Notes to the Condensed Consolidated Financial Statements
For the period ended September 30, 2013 and 2012
(in thousands of Canadian dollars)

	2013	2012

Earnings attributable to common shareholders	11,381	5,367
Additional amounts attributable to Blanket Employees Trust if post acquisition period Blanket earnings were distributed to shareholders*	-	-
Adjusted basic earnings attributable to common shareholders	11,381	5,367
Dilutive earnings attributable to dilutive partially recognised non-controlling interest in Blanket	-	-
Additional amounts attributable to Blanket Employees Trust dilutive effective option if post acquisition earnings were distributed to shareholders	-	-
Fully diluted earnings attributable to common shareholders	11,381	5,367

*Adjusted for IAS 19 employee expense adjusted in previous years earnings

•	Basic earnings are adjusted for the amounts that would accrue to other equity holders upon the full distribution of post-acquisition earnings to shareholders.
•
Diluted earnings would be calculated on the basis that the outstanding balance of the facilitation loans owing by Blanket’s Indigenisation shareholders are effectively treated as options for the 80% of Blanket shares which have been issued to Indigenous shareholders and which are subject to settlement of the loan accounts.  The average fair value of the 80% of Blanket shares issued to Indigenous Zimbabweans and which are subject to settlement of the loan accounts is compared to the balance of the loan accounts and any excess portion is regarded as dilutive.  The calculated dilution is taken into account with additional earnings attributable to free shares in Blanket upon dilution.

The fair value of the Blanket shares is determined with reference to the market capitalisation of Caledonia Mining Corporation since the primary asset of the group is currently the Blanket mine.

The effective options on the 80% portion of the NIEEF and Fremiro shareholding were anti-dilutive in the current period (i.e. the value of the options was less than the outstanding loan balance) and accordingly there was no adjustment to fully diluted earnings attributable to common shareholders.

Diluted earnings per share

The calculation of diluted earnings per share at September 30, 2013 would be based on the profit attributable to common shareholders of $11,381 (2012: $5,367), and a weighted average number of common shares and potentially dilutive shares outstanding of 51,969,541(2012: 50,922,346), calculated as follows:

Caledonia Mining Corporation
Notes to the Condensed Consolidated Financial Statements
For the period ended September 30, 2013 and 2012
(in thousands of Canadian dollars)

Weighted average number of common shares

(In number of shares)	2013	2012

Weighted average number of common shares (basic) at September 30	51,943,994	504,748,731
Effect of dilutive options	25,547	4,474,731
Weighted average number of common shares (diluted) at September 30	51,969,541	509,223,462

15              Cash flow

Adjustments for non-cash items:	Nine months ended September 30
	2013	2012

Net finance costs (income)	62	106
Income tax expense	5,618	7,124
Deferred tax	-	592
Site restoration	37	32
Share-based payment expense Indigenisation	-	14,161
Share-based payment expense option grant	-	408
Depreciation	2,458	2,759
Indigenisation expenses	-	1,275
Unrealised Foreign exchange differences on translation	954	(690)
	9,129	25,767

Net changes in non-cash working capital

	Nine months ended
	September 30
	2013	2012

Trade and other payables	(990)	597
Income taxes payable	-	775
Trade and other receivables	(3,356)	(92)
Inventories	(477)	(108)
Prepayments	(32)	(135)
	(4,855)	1,037

Caledonia Mining Corporation
Notes to the Condensed Consolidated Financial Statements
For the period ended September 30, 2013 and 2012
(in thousands of Canadian dollars)

16              Related parties

Transactions with key management personnel

		Nine months ended
		September 30
	Note	2013	2012

Management fees, bonus and allowances paid or accrued to a company which provides the services of the Company’s President	i	453	517
Rent for office premises paid to a company owned by members of the President’s family		29	33
Legal fees paid to a law firm where a Director is a partner		88	76

(i) The Group has entered into a management agreement with Epicure Overseas S.A. (“Epicure”), a Panamanian Group, for management services provided by the President.  The Group is required to pay a base annual remuneration adjusted for inflation and bonuses set out in the agreement. In the event of a change of control of the Group, Epicure can terminate the agreement and receive a lump sum payment equal to 200% of the remuneration for the year in which the change occurs.

17               Operating Segments

The Group's operating segments have been identified based on geographic areas.

The Group has four reportable segments as described below, which are the Group's strategic business units. The strategic business units are managed separately because they require different technology and marketing strategies. For each of the strategic business units, the Company’s CEO reviews internal management reports on at least a quarterly basis. The following geographical areas describe the operations of the Group's reportable segments: Canada, Zimbabwe, South Africa and Zambia.

The accounting policy of the reportable segments is the same as described in note 4.

Information regarding the results of each reportable segment is included below. Performance is measured based on segment profit before income tax, as included in the internal management reports that are reviewed by the Group's CFO. Segment profit is used to measure performance as management believes that such information is the most relevant in evaluating the results of certain segments relative to other entities that operate within these industries.

Caledonia Mining Corporation
Notes to the Condensed Consolidated Financial Statements
For the period ended September 30, 2013 and 2012
(in thousands of Canadian dollars)

Information about reportable segments
2013	Canada	Zimbabwe	South Africa	Zambia	Inter-group eliminations	Total

Revenue	-	52,999	7,452	-	(7,452)	52, 999
Royalty	-	(3,651)	-	-	-	(3,651)
Production costs	-	(21,952)	(6,660)	-	7,119	(21,493)
Administrative expenses	(2,179)	(2,409)	(1,265)	-	-	(5,853)
Depreciation	-	(2,621)	(21)	-	184	(2,458)
Other income/expense	-	1	(1)	-	-	-
Finance income	18	-	-	-	-	18
Finance cost	-	(80)	-	-	-	(80)
Foreign exchange gain/(loss)	-	-	-	-	-	-
Segment profit before income tax	(2,161)	22,287	(495)	-	(149)	19,482
Income tax expense	-	(4,289)	(1,329)	-	-	(5,618)
Segment profit after income tax	(2,161)	17,998	(1,824)	-	(149)	13, 864
Geographic segment assets:
Current	15,568	10,919	9,786	43	--	36,316
Non-Current	55	29,677	525	13,437	-	43,748
Additions to property, plant and equipment	-	6,395	8	2,340	(273)	8,470
Geographic segment liabilities
Current	(210)	(5,185)	(1,525)	(7)	-	(6,927)
Non-current	-	(6,702)	(201)	-	-	(6,903)

Caledonia Mining Corporation
Notes to the Condensed Consolidated Financial Statements
For the period ended September 30, 2013 and 2012
(in thousands of Canadian dollars)

17               Operating Segments – (continued)

2012	Canada	Zimbabwe	South Africa	Zambia	Inter-group eliminations	Total
	$	$	$	$		$
Revenues	-	57,609	5,825	-	(5,825)	57,609
Royalty	-	(4,034)	-	-	-	(4,034)
Production costs	-	(19,950)	(5,026)	-	5,825	(19,151)
Administrative expenses	(1,637)	(266)	(1,044)	-	-	(2,947)
Indigenisation donation	(122)	(1,141)	(12)	-	-	(1,275)
Share-based payment expense	(408)	(14,161)	-	-	-	(14,569)
Depreciation	-	(2,618)	(141)	-	-	(2,759)
Foreign exchange gain/(loss)	(569)	(4)	(1)	-	-	(574)
Finance expense		(106)	-	-	-	(106)
Segment profit before income tax	(2,736)	15,329	(399)	-	-	12,194
Taxation	-	(8,786)	-	-	-	(8,786)
Geographic segment profit after income tax	(2,736)	6,543	(399)	-	-	3,408
Geographic segment assets:
Current Non-Current	19,822	8,373	5,182	41		33,418
Property, Plant and Equipment	55	25,183	987	8,823		35,408

Additions to Property, plant and equipment	-	3,074	-	1,839		4,914
Geographic segment liabilities		-
Current	301	5,550	370	7		6,228
Non-current	-	7,741	296	-		8,037

Caledonia Mining Corporation
Notes to the Condensed Consolidated Financial Statements
For the period ended September 30, 2013 and 2012
(in thousands of Canadian dollars)

Directors and Management at September 30, 2013
BOARD OF DIRECTORS	OFFICERS
L.A. Wilson (1) (2) (3) (4) (5) (7) - Chairman	S. E. Hayden
Non- executive Director	President and Chief Executive Officer
New York, United States of America	Johannesburg, South Africa

S. E. Hayden (2) (4) (5) (6) (7)	S. R. Curtis
President and Chief Executive Officer	Vice-President Finance and Chief Financial Officer
Johannesburg, South Africa	Johannesburg, South Africa

J. Johnstone (2) (5) (6) (7)	D. Roets (6) (7)
Retired Mining Engineer	Chief Operating Officer
Gibsons, British Columbia, Canada	Johannesburg, South Africa

S. R. Curtis (2) (4) (5) (7)	Dr. T. Pearton (6) (7)
Vice-President Finance and Chief Financial officer	Vice-President Exploration
Johannesburg, South Africa	Johannesburg, South Africa

J. L. Kelly (1) (2) (3) (7)	J.M. Learmonth (5) (7)
Non- executive Director	Vice-President Business Development
New York, United States of America	Johannesburg, South Africa

R. Patricio (2) (3) (7)	DSA Corporate Services Inc.
Non- executive Director	Company Secretary
Toronto, Ontario, Canada	36 Toronto Street – Suite 1000 Toronto, Ontario, M5C 2C5

J. Holtzhausen (1) (2) (5) (6) (7) Chairman Audit Committee
Non- executive Director	Board Committees
Cape Town, South Africa	(1) Audit Committee
(2) Compensation Committee
(3) Corporate Governance Committee
(4) Nominating Committee
(5) Disclosure Committee
(6) Technical Committee
(7) Strategic Planning Committee

Caledonia Mining Corporation
Notes to the Condensed Consolidated Financial Statements
For the period ended September 30, 2013 and 2012
(in thousands of Canadian dollars)

CORPORATE DIRECTORY as at November 7, 2013

CORPORATE OFFICES	SOLICITORS
Canada - Head Office	Borden Ladner Gervais LLP
Caledonia Mining Corporation	Suite 4100, Scotia Plaza
Suite 4009, 1 King West	40 King Street West
Toronto, Ontario M5H 1A1	Toronto, Ontario M5H 3Y4 Canada
Tel:(1)(416) 369-9835 Fax:(1)(416) 369-0449
info@caledoniamining.com	AUDITORS
South Africa – Africa Office	KPMG Inc.
Greenstone Management Services (Pty) Ltd.AUDITORS	85 Empire Road
P.O. Box 834 Saxonwold 2132 South Africa Tel: (27)(11) 447-2499 Fax: (27)(11) 447-2554	Parktown 2193 South Africa Tel: +27 83 445 1400, Fax: + 27 11 647 6018
REGISTRAR & TRANSFER AGENT
Zambia	Equity Transfer Services Inc.
Caledonia Mining (Zambia) Limited	Suite 400 200 University Ave.
P.O. Box 36604	Toronto, Ontario M5H 4H1 Canada
Lusaka, ZambiaSuite 400 200 University Ave	Tel: (416) 361 0152 Fax: (416) 361 0470
Tel:(260)(1) 29-1574 Fax(260)(1) 29-2154
BANKERS
Zimbabwe	Canadian Imperial Bank of Commerce
Caledonia Holdings Zimbabwe (Limited)	6266 Dixie Road
P.O. Box CY1277	Mississauga, Ontario L5T 1A7 Canada
Causeway, Harare
Zimbabwe	NOMAD
Tel: (263) (4) 701 152/4 Fax: (263)(4) 702 248	Numis Securities Limited
The London Stock Exchange Building
CAPITALIZATION at November 7, 2013	10 Paternoster Square
Authorised: Unlimited	London EC4M 7LT
Shares, Warrants and Options Issued:	Tel: +44 207 260 1000
Common Shares: 52,117,908Tel: +44 20 7653 4000
Warrants: Nil	JOINT BROKERS (AIM)
Options: 2,657,920	Numis Securities Limited

SHARES LISTED	WH Ireland
Toronto Stock Exchange Symbol “CAL”	24 Martin Lane
NASDAQ OTCQX Symbol "CALVF"	London EC4R ODR
London “AIM” Market Symbol “CMCL”	Tel: +44 207 220 1751